UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 16, 2023

Commission File Number: 001-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ❑

Enclosure: **Press Release: RESULTS OF THE 79th ANNUAL GENERAL MEETING OF SHAREHOLDERS**

ANGLOGOLDASHANTI

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

RESULTS OF THE 79th ANNUAL GENERAL MEETING OF SHAREHOLDERS

AngloGold Ashanti shareholders are advised that at the annual general meeting of shareholders of the Company held on Monday, 15 May 2023 ("Annual General Meeting"), save for the withdrawal of special resolution 1, all the ordinary and special resolutions, as set out in the 2022 Notice of Annual General Meeting and summarised financial information for the year ended 31 December 2022, were passed by the requisite majority of votes of shareholders present by way of electronic communication or represented by proxy.

The total number of shares voted by way of electronic communication or by proxy at the Annual General Meeting was 342,502,747 ordinary shares ("Shares") representing 81.67% of AngloGold Ashanti's issued share capital as at Friday, 5 May 2023, being the Voting Record Date.

The voting results were as follows:

1. **Ordinary Resolution 1** – Re-election of directors

	Total Shares voted				Shares abstained
Directors	For (%)	Against (%)	Number	%(1)	%(1)
1.1 Mr AM Ferguson	96.62	3.38	341,588,139	81.45	0.22
1.2 Mr AH Garner	99.79	0.21	341,587,983	81.45	0.22
1.3 Mr R Gasant	82.46	17.54	341,564,571	81.45	0.22

2. **Ordinary Resolution 2** – Election of a director

	Total Shares voted				Shares abstained
Director	For (%)	Against (%)	Number	%(1)	%(1)
Ms GA Doran	99.95	0.05	341,586,438	81.45	0.22

3. **Ordinary Resolution 3** – Appointment of Audit and Risk Committee members

Directors	Total Shares voted				Shares abstained
	For (%)	Against (%)	Number	%[1]	%[1]
3.1 Mr AM Ferguson	97.81	2.19	341,587,841	81.45	0.22
3.2 Mr AH Garner	99.79	0.21	341,577,750	81.45	0.22
3.3 Mr R Gasant	81.64	18.36	341,564,430	81.45	0.22
3.4 Mr SP Lawson	98.60	1.40	341,588,024	81.45	0.22
3.5 Mr JE Tilk	97.85	2.15	341,586,953	81.45	0.22

4. **Ordinary Resolution 4** – Reappointment of PricewaterhouseCoopers Inc. as auditors of the Company until the conclusion of the next annual general meeting of the Company

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.95	0.05	341,696,337	81.48	0.19

5. **Ordinary Resolution 5** – General authority to directors to allot and issue ordinary shares

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
86.06	13.94	341,645,384	81.46	0.20

6. **Ordinary resolution 6** – Separate non-binding advisory endorsement of the AngloGold Ashanti remuneration policy and implementation report

	Total Shares voted				Shares abstained
	For (%)	Against (%)	Number	%[1]	%[1]
6.1 Remuneration Policy	90.17	9.83	340,746,166	81.25	0.42
6.2 Implementation Report	90.32	9.68	340,847,510	81.27	0.39

7. **Special Resolution 1** – Remuneration of non-executive directors

The Board had reconsidered the proposed increases for non-executive directors following further reflection and engagement with shareholders and had decided to revise the proposal to be submitted to shareholders for approval. The Board of the Company, therefore, withdrew special resolution 1, relating to the remuneration of non-executive directors, from the business to be considered and voted upon by the shareholders.

8. **Special Resolution 2** – General authority to acquire the Company's own Shares

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
82.44	17.56	341,659,594	81.47	0.20

9. **Special Resolution 3** – General authority for directors to issue for cash, those Shares which the directors are authorised to allot and issue in terms of ordinary resolution 5

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
88.00	12.00	341,553,317	81.44	0.23

10. **Special Resolution 4** – General authority to provide financial assistance in terms of Sections 44 and 45 of the Companies Act

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.23	0.77	341,341,233	81.39	0.28

11. **Ordinary Resolution 7** – Directors' authority to implement special and ordinary resolutions

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.92	0.08	341,542,513	81.44	0.23

[1] Expressed as a percentage of 419,379,599 AngloGold Ashanti Shares in issue as at Friday, 5 May 2023, being the Voting Record Date.

ENDS

16 May 2023
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

<u>**CONTACTS**</u>

<u>**Media**</u>
Andrea Maxey	+61 08 9435 4603/ +61 400 072 199	amaxey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

<u>**Investors**</u>

Andrea Maxey	+61 08 9435 4603/ +61 400 072 199	amaxey@anglogoldashanti.com
Yatish Chowthee	+27 11 637 6273 / +27 78 364 2080	yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 16, 2023

By: /s/ LM GOLIATH
Name: Leeanne Goliath
Title: Company Secretary